VIA EDGAR

November 17, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Solana ETF
Amendment No. 2 and Amendment No. 3 to Registration Statement on Form S-1
Filed July 30, 2025 and August 29, 2025
File No. 333-280557

To Whom it May Concern:

On behalf of 21Shares Solana ETF (the “Trust”), submitted herewith via the EDGAR system are the Trust’s supplemental responses to the correspondence filed on August 29, 2025 and September 29, 2025. Each correspondence was filed in response to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated August 15, 2025 and September 12, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on July 30, 2025 and August 29, 2025, respectively.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 5 to the Registration Statement filed by the Trust on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We have incorporated any changes referenced below into the Pre-Effective Amendment.

With Respect to the Staff’s Correspondence dated August 15, 2025:

Comment 3: We note your disclosure that you may seek to use or hold liquid staking tokens. To the extent you intend to list your shares under the exchange’s proposed generic listing standards, please tell us why you believe you are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding.

Response: With respect to the Staff’s comment, the Trust supplementarily advises the Staff that it has revised the disclosure on pages 1 and 3 of the Pre-Effective Amendment to remove references to using or holding liquid staking tokens.

With Respect to the Staff’s Correspondence dated September 12, 2025:

Comment 6: United States Federal Income Tax Consequences, page 121: We note that your discussion of tax consequences is based on the assumption that the Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status.

Response: With respect to the Staff’s comment, the Trust supplementarily advises the Staff that it has further revised disclosure on Page 130 of the Pre-Effective Amendment and has filed as Exhibit 8.1 to the Pre-Effective Amendment a Tax Opinion of Dechert LLP.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP